EXHIBIT 99.1

Internet Gold – Golden Lines Ltd.

Series Rating	A3.il	Credit Review with Negative Implications

Midroog has placed under credit review with negative implications the rating of debentures (Series C and Series D) issued by Internet Gold – Golden Lines Ltd. (“Internet Gold” or “the Company”).

Further to Midroog’s announcement of July 3, 2017 regarding the impact of the ongoing investigation against the controlling shareholder and senior officers of the second-tier subsidiary Bezeq (Aa2.il/stable) on the Company’s credit risk, Midroog has placed under credit review with negative implications the rating of the debentures issued by Internet Gold.

Midroog estimates that the Company’s financial profile has been eroded by the investigation, due to an increase in the LTV (following a decline in the BCOM share value, which derives from the value of Bezeq shares) that could adversely affect Internet Gold’s access to debt refinancing and raise its credit risk, given the Company’s debt refinancing needs in the short and medium term. Furthermore, Midroog estimates that the prolongation of the investigation and continued imposition of restrictions on the controlling shareholder of the Bezeq Group and Bezeq’s senior management could increase the risk of an unforeseen event (event risk) that would negatively impact the Company’s credit risk. Midroog also believes that the basic assumption underlying the receipt of a current dividend from the subsidiary BCOM (Aa3.il, under credit review with negative implications), i.e. the annual distribution of NIS 100 million in each of the years 2017-2018, must be reviewed in light of a certain growth in uncertainty regarding the continued distribution of 100% of Bezeq’s net profit.

Midroog in the coming period will review the basic assumptions underlying the Company’s rating, including the receipt of dividends from BCOM, the extent to which the Company’s financial flexibility has eroded and its level of liquidity. Should we consider that there has been a fundamental deterioration in these parameters, this will lead to a negative rating action.

The above information constitutes a translation of an excerpt of a credit review published by Midroog. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.